04 JAN 28 AM 7:21

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
[redacted] Berkshire SL4 1EP
01753 837000
753 850872
24
gancrucible.com

04012416

22nd January 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Enclosure

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communicate RNS

Full Text Announcement

04 JAN 28 AM 7:21

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Trading Statement
Released	07:00 21 Jan 2004
Number	4568U

RNS Number:4568U
Morgan Crucible Co PLC
21 January 2004

21 January 2004

Morgan Crucible Trading Statement

Overview

Trading since our interim results announcement in September has been in line with the Board's expectations. Operating profit before goodwill amortisation and operating exceptionals charges for 2003 is expected to be in excess of £40m.

Our markets, taken overall, have stabilised. Demand in Europe has been steady, America has been weak, and in Asia, the smallest of our three geographical markets, demand has grown strongly.

The Thermal business has performed better than anticipated. However, the Auto and Consumer business has suffered from weak demand this year in its principal North American market and the Technical Ceramics business has continued to experience weakness in the Aerospace and Semiconductor markets. As anticipated, and as discussed at the interim results presentation, deflationary pricing pressure is a continuing feature of certain of our businesses.

Restructuring

The restructuring programme announced in February 2002 is on track and nearing completion. We have pressed forward with the initial restructuring projects identified by our strategic review in 2003, which we outlined at the interim results. Some of the benefits arising from actions initiated in the second half were achieved in 2003 but the majority will be realised in 2004. Further specific actions are planned for 2004.

The Group disposed of a number of non-core activities in 2003 and will continue to dispose of any businesses that fail to meet the required performance criteria.

Exceptional Charges

Operating exceptional charges for 2003 are expected to be c.£68m. Of this, c.£19m relates to non cash asset write-offs, c.£41m to cash spent in 2003 and c.£8m to provisions made for 2004 expenditure.

As a result of business disposals and surplus property sales, non-operating corporate exceptional charges for 2003 are expected to be c.£30m, which include goodwill written-off of c.£24m.

Net Debt and Cash Flow

Net debt at the year end is expected to be c.£249m compared to £252m at the end of last year. Cash spent on restructuring in 2003 of c.£37m and the £28m redemption of preference shares in July more than offset the net proceeds from

disposals during the year. The working capital outflow that occurred in the first six months of the year was reversed, as expected, in the second half.

Outlook

Although our markets stabilised in 2003, the timing of a recovery remains uncertain. We are not relying on a market upturn to improve Morgan's performance: instead, we are focusing and simplifying our businesses, optimising our product mix and reducing costs in real terms in order to drive profitability and cash flow generation in 2004 and beyond.

Enquiries
Charlotte Hepburne-Scott / Robin Walker, Finsbury 020 7251 3801

END